Northern Lights Fund Trust

450 Wireless Blvd.

Hauppauge, New York 11788

                                                               March 4, 2010

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust (CIK No. 1314414, 1933 Act File No. 333-122917 and 1940 Act File No. 811-21720) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Northern Lights Fund Trust (the “Trust), on behalf of the Adaptive Allocation Fund, AlphaStream Special Strategy Fund, Arrow Alternative Solutions Fund, Arrow DWA Balanced Fund, Arrow DWA Systematic RS Fund, Arrow DWA Tactical Fund, Arrow Managed Futures Trend Fund, Astor Long/Short ETF Fund, Autopilot Managed Growth Fund, Biltmore Contrarian/Momentum Fund, Biltmore Index Enhancing Fund, Biondo Focus Fund, Biondo Growth Fund, BTS Bond Asset Allocation Fund, Bull Path Long-Short Fund, Bull Path Mid-Cap Fund, Changing Parameters Fund, Chariot Absolute Return Strategy Fund, CIFG All Weather Fund, CMG Absolute Return Strategies Fund, EAS Genesis Fund, EM Capital India Gateway Fund, Generations Multi-Strategy Fund, GMG Defensive Beta Fund, Gratio Values Fund, Incline Capital Long/Short Fund, Investment Partners Opportunities Fund, Jacobs & Company Mutual Fund, KCM Macro Trends Fund, Leader Short-Term Bond Fund, MutualHedge Equity Long-Short Legends Fund, MutualHedge Even Driven Legends Fund, MutualHedge Frontier Legends Fund, Oxford Global Total Return Fund, Pacific Financial Core Equity Fund, Pacific Financial Explorer Fund, Pacific Financial International Fund, Pacific Financial Strategic Conservative Fund, Pacific Financial Tactical Fund, Palantir Fund, PathMaster Domestic Equity Fund, Rady Contrarian Long/Short Fund, Rady Opportunistic Value Fund, Sierra Core Retirement Fund, SouthernSun Mid-Cap Fund, SouthernSun Small Cap Fund, Strategic Investing Long/Short Fund, The Currency Strategies Fund, The Collar Fund, The Lacerte Guardian Fund, Toews Hedged Emerging Markets Fund, Toews Hedged High Yield Bond Fund, Toews Hedged International Developed Markets Fund, Toews Hedged Large-Cap Fund, Toews Hedged Small & Mid Cap Fund, Wade Core Destination Fund, Wayne Hummer Large Cap Core Fund, Wayne Hummer Real Estate 130/30 Fund, Wayne Hummer Small Cap Core Fund and Winans Long/Short Fund, has determined that the amendment filed pursuant to Rule 485(a) on each fund’s behalf on March 3, 2010 (accession number 0000910472-10-000196)(the "Amendment") was made in error.  Therefore, it is in the best interests of the Trust and the public that the filing be withdrawn.  Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.

Please direct any questions concerning this letter to JoAnn Strasser, of Thompson Hine LLP, counsel to the Trust at (513) 352-6700.

Very truly yours,
/s/ Emile Molineaux
Emile Molineaux
Secretary, Northern Lights Fund Trust

cc:	Mary Cole, Securities and Exchange Commission